SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of November, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Aviva plc

8 3/4% Cumulative Irredeemable Preference Shares of £1 - Dividend Timetable

Title of Security	8 3/4% Cumulative Irredeemable Preference shares of £1
Half year period to	31 December 2015
Rate per cent actual/ Amount payable in cash per share	4.375% per share NET
Rate of tax deduction/ credited	1/9th
Date and time by which Transfer must be lodged with the Company for transferees to receive this dividend	4 December 2015
Date of dividend payment	31 December 2015

Aviva plc - Provisional 2016 Dividend Calendar

Please note that the dates below are provisional and may be subject to change.

Ordinary Shares of 25 pence each

Final Dividend for 2015
Record date	8 April 2016
Dividend payment date	17 May 2016

Interim Dividend for 2016
Record date	7 October 2016
Dividend payment date	17 November 2016

Preference Shares

8 ⅜ % pref. shares - Payment 1
Record Date	11 March 2016
Payment Date	31 March 2016

8 ¾ % pref. shares - Payment 1
Record Date	10 June 2016
Payment Date	30 June 2016

8 ⅜ % pref. shares - Payment 2
Record Date	9 September 2016
Payment Date	30 September 2016

8 ¾ % pref. shares - Payment 2
Record Date	2 December 2016
Payment Date	31 December 2016

Date: 4 November 2015

Contact:

Elizabeth Nicholls, Head of Share Schemes/Share Registration
Telephone - 020 7662 8358

Aviva plc
St Helen's, 1 Undershaft
London EC3P 3DQ

Registered in England
Number 2468686

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 04 November, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary